

Mail Stop 3030

April 23, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Gregory M. Zoloty
Senior Vice President, Finance and Chief Financial Officer
Hickok Incorporated
10514 Dupont Avenue
Cleveland, Ohio 44108

      RE: **Hickok Corporation**
              Form 10-KSB for the fiscal year ended September 30, 2008
              Filed December 29, 2008
              File No. 0-00147

Dear Mr. Zoloty:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Income Taxes

1.   In future filings, please revise your disclosure to explain your accounting policy
        as it relates to income taxes. It is not sufficient to merely refer to the accounting
        standard.

Exhibit 31 Certifications

2.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. In future filings, the identification of the certifying
        individual at the beginning of the certification should be revised so as not to
        include the individual's title.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 8. Business Condition

3.   Please expand your footnote and MD&A disclosures in future filings to more
        fully comply with the guidance set forth in SAB Topic 5-P.4. Specifically, you
        should quantify the expected effects of the expense reductions on future earnings
        and cash flows and indicate the period or periods in which the effects are expected
        to be recognized. You should also identify the various types of expense items
        impacted, such as depreciation expense, salaries expense and other similar items
        and quantify the anticipated impact upon the individual line items of the financial
        statements. If cost savings are expected to be offset by anticipated increases in
        other expenses or by reduced revenues, this fact should be disclosed, as well.
        Revise future filings as necessary to address our concerns.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please submit your
cover letter on EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief